NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(In thousands of Canadian dollars)

	November 30 2007	August 31 2007

Assets	(Unaudited)	(Audited)
Cash and cash equivalents	5,099	5,148

Restricted cash	2,639	4,751

Accounts receivable and other amounts due (note 4)	51,110	36,942

Inventory	3,669	2,985

Prepaid expenses and deposits	798	563

Investment in film and television programming (note 5)	53,470	48,585

Property and equipment (note 6)	5,992	6,069

Intangible assets (note 7)	4,138	4,522

Other assets (note 8)	-	291

Goodwill (note 9)	16,964	17,562

Future income tax asset	590	517

Restricted term deposits (note 16)	21,788	22,272

	166,257	150,207
Liabilities
Bank indebtedness	1,628	664

Bank credit facility (note 10)	3,000	3,000

Accounts payable and accrued liabilities (note 11)	30,631	30,607

Business acquisition payable	2,712	4,410

Corporate loans (note 12)	7,500	7,841

Production loans (note 13)	49,175	30,708

Deferred revenue	2,918	1,736

Future income tax liability	1,807	1,853

Revenue guarantee obligation (note 16)	21,788	22,272

	121,159	103,091
Shareholders’ Equity
Capital stock (note 17)	58,648	58,028

Contributed surplus (note 18)	4,003	3,759

Warrants (note 19)	961	1,292

Other paid-in capital	680	680

Deficit	(16,582)	(15,309)

Accumulated other comprehensive loss	(2,612)	(1,334)

	45,098	47,116

	166,257	150,207

Nature of operations and going concern (note 1)

Commitments and contingencies (note 24)

Subsequent events (note 27)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Loss

(Unaudited)

(In thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30 2007	Three Months Ended November 30 2006
		Restated
		(see note 3)

Revenues
Motion Picture	2,150	4,460
Television	4,028	1,185
Home Entertainment	10,993	5,685
	17,171	11,330

Expenses
Amortization of investment in film and television programming, and other production costs	4,665	4,350
Home entertainment direct costs	8,003	4,249
Selling, general and administrative	4,018	1,771
Stock and warrant-based compensation costs (note 17)	247	119
Other amortization	353	124

	17,286	10,613

Earnings (loss) before the undernoted	(115)	717

Interest income	442	260
Interest expense (note 14)	(1,669)	(822)
Foreign exchange gain (loss)	356	(317)
Loss on settlement of obligations (note 15)	-	(13)

Loss before income taxes	(986)	(175)

Income tax expense	(139)	(198)

Net loss for the period	(1,125)	(373)

Net loss per common share (note 21)
Basic	$(0.03)	$(0.02)
Diluted	$(0.03)	$(0.02)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(Unaudited)

(In thousands of Canadian dollars)

	Three Months Ended November 30 2007	Three Months Ended November 30 2006
		Restated
		(see note 3)

Deficit – beginning of period	(15,309)	(9,182)

Adjustment for implementation of new accounting standards (note 2(b))	(67)	-
Preference share dividends	(81)	(100)
Net loss for the period	(1,125)	(373)

Deficit – end of period	(16,582)	(9,655)

Consolidated Statements of Comprehensive Loss

(Unaudited)

(In thousands of Canadian dollars)

	Three Months Ended November 30 2007	Three Months Ended November 30 2006
		Restated
		(see note 3)

Net loss for the period	(1,125)	(373)

Other comprehensive loss
Unrealized foreign currency translation losses on net assets of self-sustaining foreign operations	(1,278)	-

Comprehensive loss for the period	(2,403)	(373)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands of Canadian dollars)

	Three Months Ended November 30 2007	Three Months Ended November 30 2006
		Restated
		(see note 3)

Operating activities
Net loss for the period	(1,125)	(373)
Items not affecting cash
Amortization of film and television programming	2,874	2,326
Future income tax recovery	(119)	(64)
Amortization of property and equipment	129	34
Amortization of intangible assets	224	90
Stock and warrant-based compensation	247	119
Loss on settlement of obligations	-	13
Investment in film and television programming	(8,320)	(9,848)
Changes in non-cash operating working capital (note 22)	(13,325)	4,110

	(19,415)	(3,593)
Investing activities
Deferred payment for acquisition of Trinity	(1,840)	-
Property and equipment purchases	(52)	(48)
Decrease in restricted cash	2,112	-

	220	(48)
Financing activities
Bank indebtedness	964	-
Bank credit facility	-	(278)
Issuance of corporate loans	1,015	2,235
Repayment of corporate loans	(1,254)	(2,189)
Production loans taken out	22,979	12,199
Repayment of production loans	(4,844)	(6,292)
Issuance of preference shares on exercise of warrants	-	277
Issuance of common shares	286	123

	19,146	6,075

Change in cash and cash equivalents	(49)	2,434

Cash and cash equivalents - beginning of period	5,148	1,216

Cash and cash equivalents - end of period	5,099	3,650

Supplemental cash flow information
Interest paid	1,042	707
Non-cash transactions (note 23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and New York, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the “Company”) produces and acquires feature films, television programs and home video entertainment content for distribution to worldwide markets.  The Company is incorporated under the Ontario Business Corporations Act and its common shares are listed on the American and Toronto Stock Exchanges at November 30, 2007.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate substantial positive cash flows from operating activities. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

During the year ended August 31, 2007, the Company completed a private placement for net proceeds of $29.8 million, which was primarily to fund an acquisition, and also received funds from the exercise of preference share warrants of $930,000.  The Company is pursuing various financing initiatives; however, there is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operating activities. If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term to fund its continuing operations and meet its obligations as they come due.  On January 19, 2008, the Company obtained short-term financing of $2,650,000 in the form of related party loans due within one year as further described in note 26(c).

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant accounting policies

(a)

Basis of presentation

The interim consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of Peace Arch Entertainment Group Inc., and all of its subsidiaries and variable interest entities (“VIEs”) for which it is the primary beneficiary.  All intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(b)

Accounting changes

The interim financial statements follow the same accounting policies and methods of application as the fiscal 2007 annual consolidated financial statements except as described below.

During the three months ended November 30, 2007, the Company adopted the following standards:

i)

Financial Instruments  Effective September 1, 2007, the Company adopted the CICA Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments – Disclosure and Presentation.”  The Company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated, except to classify unrealized foreign currency translation gains and losses on net investments in self-sustaining foreign operations in accumulated other comprehensive income (loss).

ii)

Financial Instruments – Recognition and Measurement and Financial Instruments – Disclosure and Presentation  These new standards prescribe when a financial instrument is to be recognized and derecognized from the balance sheet and at what amount these financial instruments should be recognized.  It also specifies how financial instrument gains and losses are accounted for.  Under these new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables or available-for-sale and all financial liabilities must be classified as held-for-trading or other financial liabilities.  In addition, an entity has the option to designate financial assets as available-for-sale on initial recognition or upon adoption of these standards, even if the financial instrument was not acquired or incurred for the purpose of selling or repurchasing it in the near term.

All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions.  After initial recognition, financial instruments should be measured at their fair values, except for financial assets classified as held-to-maturity or loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the effective interest method.  Financial assets classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.  Amortization related to financial assets classified as held-to-maturity or loans and receivables and other financial liabilities and unrealized gains and losses related to financial assets and financial liabilities classified as held-for-trading are recorded in net earnings for the period in which it arises.  If a financial asset is classified as available-for-sale, the cumulative unrealized gain or loss is recognized in accumulated other comprehensive income (loss) (“AOCI”) and recognized in earnings upon the sale or other-than temporary impairment.

iii)

Comprehensive Income  Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (“OCI”).  OCI is a new requirement to temporarily present certain gains and losses from changes in fair value outside net income.  It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains and losses on available-for-sale investments; and the effective position of gains and losses on derivatives designated as cash flow hedges of the net investment in self-sustaining foreign operations.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

iv)

Equity  Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530.  The Company has included in the unaudited interim consolidated financial statements of comprehensive income for the changes in these items during the first quarter of 2008, while the cumulative changes in OCI are included in AOCI, which is presented as a new category within shareholders’ equity on the consolidated balance sheets.

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification below. The change in policy was applied prospectively with no restatement of comparative figures. In adopting these recommendations, the Company made the following adjustments to the consolidated balance sheet at September 1, 2007, a reduction in accounts receivable and other amounts due of $107,000, and a reduction of accounts payable and accrued liabilities of $40,000.  The effect of the above adjustments resulted in a cumulative increase of the Company’s deficit of $67,000.

The Company has adopted the following classifications for financial assets and financial liabilities:

•

Cash and cash equivalents, restricted cash, bank indebtedness, deposits, restricted term deposits and revenue guarantee obligations are classified as held-for-trading.  Changes in fair value for the period are recorded in net earnings.

•

Accounts receivable and other amounts due are classified as loans and receivables.

•

Bank credit facility, accounts payable and accrued liabilities, business acquisition payable, corporate loans, and production loans, are classified as other financial liabilities.

The new standards require all derivative financial instruments to be measured at fair value on the consolidated balance sheet, even when they are part of an effective hedging relationship.  An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.  If certain conditions are not met, an embedded derivative is separated from the host contract and accounted for as a derivative in the consolidated balance sheet, and measured at fair value.  As at November 30, 2007, the Company does not have any material outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Upon adoption, entities have the option to expense transaction costs in the period or to continue to defer transaction costs.  The Company elected to continue to defer transaction costs and amortize over the expected life of the instrument using the effective interest method.

With the adoption of these standards, the consolidated financial statements now include consolidated statements of comprehensive income.

(c)

Variable interest entities

A VIE is an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest.  VIEs are subject to consolidation by a company if that company is considered to be the

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

primary beneficiary of the VIE.  The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIEs activities or is entitled to receive a majority of the VIEs residual returns or both.

The Company acquires from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. The Company has determined that these independent production entities are VIEs since they lack sufficient equity financing to support their business activities. The Company evaluates each of these arrangements for the purpose of determining the primary beneficiary of each VIE. The Company’s variable interests in these entities consist of non-refundable minimum guarantees, guarantees of certain debt of these entities and fees paid to a third party guarantor of obligations of these entities. The amount of these variable interests can be significant. The Company is not the primary beneficiary in all of these arrangements. When the Company is not the primary beneficiary of the VIE, the minimum guarantee paid is included as investment in film and television programming.  The Company’s maximum exposure to loss for any particular film is represented by its non-refundable minimum guarantee and is reflected in the financial statements as investment in film and television programming.  When the Company is the primary beneficiary, the Company consolidates the VIE.

The Company has acquired distribution rights to several films and television programs from various independent production entities whose only activity is the production of the respective films and television programs.  The Company is the primary beneficiary of 18 of these production entities, of which 2 originated in 2006, 14 originated in 2007 and 2 during the three months ended November 30, 2007.

The Company has consolidated the assets and liabilities of these production companies as follows:

	Total VIE Balances

	November 30 2007	August 31 2007

Bank indebtedness	(474)	(664)
Accounts receivable and other amounts due	5,925	3,192
Prepaid expenses and deposits	284	210
Investment in film and television programming	10,769	11,581
Production loans	(13,865)	(12,623)
Accounts payable and accrued liabilities	(2,639)	(1,696)

The Company has determined that its rights to acquire film properties from other sole purpose production companies do not expose it to a majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees from non-consolidated VIEs, is $nil.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(d)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

(e)

Operating cycle

As the Company’s principal asset is its investment in film and television programming, which is generally realized over a period of up to three years, the Company maintains a non-classified balance sheet.

Restatement of financial statements

(a)

During the year ended August 31, 2007, the Company identified errors in its financial statements related to its accounting treatment of interest during the period ended November 30, 2006.  It was determined that a portion of the interest incurred had been capitalized as a cost of investment in films and television programs when no expenditures were being incurred on pre-production and production activities. The financing obtained by or arranged for consolidated sole purpose production companies was used by the Company to fund corporate activities. The capitalization of interest was not consistent with the requirement of SoP 00-2. The adjustment results in an increase to interest expense of $245,000 and a corresponding decrease in the investment in film and television programming for the period ended November 30, 2006.

The reduction in the cost of the investment in film and television programming results in a reduction of amortization on investment in film and television programming of $48,000 for the period ended November 30, 2006 and a corresponding increase in the investment in film and television programming.

The result of the above adjustments is a net decrease in the Company’s earnings of $197,000 for the period ended November 30, 2006 and a corresponding increase to the deficit in shareholders’ equity.

The effect of these errors on the August 31, 2006 consolidated financial position of the Company was a decrease in investment in film and television programming of $323,000 and a corresponding increase to the deficit and shareholders’ equity.

(b)

In addition, as at November 30, 2006, the Company has reclassified loans totalling $7,199,000 (August 31, 2007 - $7,841,000) to corporate loans from production loans to be consistent with the use of proceeds from the loans.

(c)

During the year ended August 31, 2007, the Company identified an error in its November 30, 2006 financial statements related to its accounting treatment of penalties and uncertain tax positions.  It was determined that an additional provision for income tax should be made of $262,000 for the three months ended November 30, 2006.  The total adjustment to accounts payable and accrued liabilities as at November 30, 2006 from these errors was $438,000 of which $176,000 was accrued for during the year ended August 31, 2006.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(d)

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the period ended November 30, 2006. The Company had included interest incurred during those periods in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows.  The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within operating activities.  Interest paid throughout those periods had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made.  The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles.  As a result of this error, for the period ended November 30, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $680,000 and $707,000, respectively, with a corresponding net decrease of $27,000 to cash used in operating activities. This adjustment had no impact on the Company’s financial position or results of operations for the periods ended November 30, 2006.

The following table summarizes the effects of the preceding adjustments on the previously reported November 30, 2006 results of operations and cash flows of the Company.

	Three months ended November 30
	As reported	Adjustments	As restated
	2006	2006	2006

Revenue	11,330	-	11,330

Expenses
Amortization of investment in film and television programming, and other production costs	4,398	(48)	4,350
Home entertainment direct costs	4,249	-	4,249
Selling, general and administrative	1,890	-	1,890
Other amortization	124	-	124

	10,661	(48)	10,613

Earnings (loss) from operations before the undernoted	669	48	717

Interest income	260	-	260
Interest expense	(577)	(245)	(822)
Gain on sale of asset	-	-	-
Foreign exchange gain (loss)	(317)	-	(317)
Loss on settlement of obligations	(13)	-	(13)

Earnings (loss) before income taxes	22	(197)	(175)

Income tax (expense) recovery	64	(262)	(198)

Net earnings (loss) for the period	86	(459)	(373)

Net loss per common share
Basic	(0.00)	(0.02)	(0.02)

Diluted	(0.00)	(0.02)	(0.02)

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

	Three months ended November 30
	As reported	Adjustments	As restated
	2006	2006	2006

Operating activities

Net earnings (loss) for the period	86	(459)	(373)
Items not affecting cash
Amortization of film and television programming	2,374	(48)	2,326
Income tax recovery	(64)	-	(64)
Other amortization	124	-	124
Stock and warrant-based compensation costs	119	-	119
Loss on settlement of obligations	13	-	13
Gain on sale of asset	-	-	-
Investment in film and television programming	(10,093)	245	(9,848)
Changes in non-cash operating working capital	3,875	235	4,110
	(3,566)	(27)	(3,593)

Investing activities
Property and equipment purchases	(48)	-	(48)

	(48)	-	(48)

Financing activities
Bank credit facility	(278)	-	(278)
Issuance of corporate loans	-	2,235	2,235
Repayment of corporate loans	-	(2,189)	(2,189)
Issuance of preference shares	277	-	277
Issuance of common shares	123	-	123
Production loans	15,114	(2,915)	12,199
Repayment of production loans	(9,188)	2,896	(6,292)

	6,048	27	6,075

Change in cash and cash equivalents	2,434	-	2,434

Cash and cash equivalents – beginning of period	1,216	-	1,216

Cash and cash equivalents – end of period	3,650	-	3,650

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Accounts receivable and other amounts due

	November 30 2007	August 31 2007

Trade receivables due within one year	38,862	27,255
Trade receivables due after one year	2,383	2,497
Tax credits receivable	9,865	7,190

	51,110	36,942

The Company borrows from financial institutions to produce films. These financial institutions sometimes require receivables from one film to be pledged as security against loans relating to another film. At November 30, 2007, $3,101,000 (August 31, 2007 - $4,152,000) of the trade receivables and tax credits receivable are cross-collateralized against various financial institution loans of $3,056,000 (August 31, 2007 - $4,599,000).  Other loans described in note 13(b) to the financial statements are secured by the Company’s receivables.

Tax credits receivable are Canadian federal and provincial government refundable tax credits related to specific film productions made in Canada. Management records a tax credit receivable when there is reasonable assurance that the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.  During the period, the tax credit proceeds received for certain productions were less than those initially estimated by $2,000.

Trade receivables due after one year as at November 30, 2007 represent $2,208,000 due in the year ending August 31, 2009, and $175,000 due in the year ending August 31, 2010.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects that are in development, production or release and the costs of acquiring distribution rights to completed properties.  Amortization of film and television programming is included in direct costs on the consolidated statement of loss.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The components of investment in film and television programming are as follows:

			November 30 2007			August 31 2007
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Motion Pictures
Released	78,044	63,267	14,777	76,520	62,118	14,402
Productions in progress	10,512	-	10,512	8,519	-	8,519
In development	759	-	759	1,373	-	1,373
Television
Released	34,509	20,204	14,305	30,758	18,792	11,966
Productions in progress	5,717	-	5,717	6,606	-	6,606
In development	148	-	148	148	-	148
Home Entertainment
Released	6,992	837	6,155	4,233	583	3,650
Unreleased	1,097	-	1,097	1,921	-	1,921

	137,778	84,308	53,470	130,078	81,493	48,585

Property and equipment

			November 30 2007			August 31 2007
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Land	437	-	437	437	-	437
Building	3,863	59	3,804	3,863	20	3,843
Automobile	5	-	5	5	-	5
Computers, furniture and equipment	1,326	317	1,009	1,243	243	1,000
Production equipment	627	134	493	651	131	520
Leasehold improvements	332	88	244	339	75	264

	6,590	598	5,992	6,538	469	6,069

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisitions of kaBOOM! Entertainment Inc., Castle Hill Productions Inc., Dream LLC, Trinity Home Entertainment, LLC and Dufferin Gate Productions Inc. as follows:

			November 30 2007			August 31 2007
	Estimated fair value	Accumulated amortization	Net	Estimated fair value	Accumulated amortization	Net

Brand	300	113	187	300	98	202
Customer relationships	4,847	896	3,951	5,007	687	4,320

	5,147	1,009	4,138	5,307	785	4,522

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Amortization of intangible assets of $224,000 (2006 - $90,000) for the three months ended November 30, 2007 is included in other amortization on the consolidated statement of earnings (loss).  The customer relationships and brand assets are amortized on a straight-line basis over a period of six and five years, respectively.

Other assets

	November 30 2007	August 31 2007

Deferred financing costs	-	291
	-	291

Deferred financing costs represent costs associated with establishing the term loan as described in note 12(a).

Prior to September 1, 2007, these costs were deferred and amortized on a straight-line basis over the term of the related indebtedness.  Effective September 1, 2007, deferred finance costs previously classified as other assets have been netted against the carrying value of the financial instruments with which they relate.

Goodwill

Goodwill activity for the three months ended November 30, 2007 is as follows:

	Motion Picture	Television	Home Entertainment	Total

At August 31, 2007	-	6,905	10,657	17,562
Additions	-	-	-	-
Foreign translation	-	(296)	(302)	(598)
At November 30, 2007	-	6,609	10,355	16,964

Goodwill represents the excess of acquisition costs over tangible and intangible assets acquired and liabilities assumed on businesses acquired by the Company.  Goodwill is reviewed for impairment at least annually.

Upon adoption of the new accounting standards, the deferred financing costs balance was adjusted (note 2(b)).

Bank credit facility

The Company has a bank credit facility with a Canadian bank to a maximum amount of $3,000,000 (August 31, 2007 -$3,000,000). The credit facility bears interest at the prime rate plus 1.25% and is due on demand.   As at November 30, 2007, the weighted average interest rate of the loan outstanding was 6.7% and the effective rate 6.7%.  The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At November 30, 2007, $nil (August 31, 2007 - $nil) was available under the facility.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Accounts payable and accrued liabilities

	November 30 2007	August 31 2007

Trade accounts payable	13,810	10,905
Accrued liabilities	2,381	1,381
Income taxes payable	1,837	1,570
Production liabilities	5,354	8,023
Film asset acquisition liabilities	188	2,539
Participation liabilities	7,061	6,189

	30,631	30,607

Corporate loans

	November 30 2007	August 31 2007

Term loan (a)	2,166	2,561
Mortgage payable (b)	1,602	1,212
Production loans applied to corporate activities (c)	3,482	3,478
Term loan for business acquisition (d)	250	590

	7,500	7,841

(a)

Term loan

In connection with the acquisition of Castle Hill/Dream, the Company entered into an agreement with a financial institution to borrow US$2,746,000 (Cdn$3,180,000).  The loan bears interest at the Canadian Imperial Bank of Commerce’s U.S. base rate. The term loan was repaid and reduced to US$1,533,000 (Cdn$1,533,000) by December 31, 2007 in accordance with the terms of loan; and is due to be repaid and reduced to US$833,000 (Cdn$833,000) by December 31, 2008; to US$233,000 (Cdn$233,000) by December 31, 2009; and repaid in full by December 31, 2010.  As of November 30, 2007, the effective rate was 7.9% and the weighted average interest rate was 8.8%.  As at November 30, 2007, there was a balance of US$2,425,000 (Cdn$2,425,000) (August 31, 2007 - US$2,425,000 (Cdn$2,561,000)).  The loan is secured by a general assignment of certain of the Company’s subsidiaries’ assets, a guarantee from the Company and certain of its subsidiaries, and a pledge of all the shares in one of its subsidiaries.

The term loan is net of deferred financing costs of $259,000.

Required principal repayments on the loan are as follows:

2008	806
2009	739
2010	634
2011	246
2012	Nil

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(b)

Mortgage payable

In connection with the acquisition of Dufferin Gate, the Company assumed a mortgage payable with a financial institution in the amount of $1,221,000.  The mortgage bears interest at the Business Development Bank of Canada’s base rate plus 0.75% and has monthly principal instalments of $8,350.  As at November 30, 2007, there was a balance of $1,187,000 (August 31, 2007 - $1,212,000).  The final loan payment will be on December 15, 2021.

Required principal repayments on the loan are as follows:

2008	75
2009	100
2010	100
2011	100
2012 and thereafter	812

On September 26, 2007, the Company entered into an agreement with the Business Development Bank of Canada for an additional loan for $2,200,000.  The loan bears interest at the Business Development Bank of Canada’s base rate minus 0.75% and has monthly principal instalments of $8,350.  As at November 30, 2007, there was a balance of $415,000.  The final loan payment will be on December 15, 2030.

The above loans are secured by a building of one of the Company’s subsidiaries, a general assignment of certain of the Company’s subsidiaries’ assets, and a guarantee from the Company.

(c)

Production loans applied to corporate activities

Certain of the Company’s subsidiaries enter into financing arrangements with financial institutions and other lenders for funding to be used solely to produce films and televisions programs.  These subsidiaries include wholly owned companies and VIEs legally controlled by others.  These subsidiaries transferred all or a portion of the funds received under production loans’ draws to other subsidiaries of the Company to be used for other purposes including funding working capital.  The funds were transferred back to the production entities when those entities require the funds to finance their costs of production. In some cases, the proceeds of the loans from certain non-financial institutional lenders were provided to these other subsidiaries and never transferred to the production entities.  These loans have either been repaid or the Company intends to repay these loans from its cash flows.

Other terms of and security provided for the loans provided by financial institutions are described in note 13(a). Other terms and guarantees of the loans provided by other lenders are described in note 13(b).

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The loans bear interest at the rate of 6% to 30% per annum and have arrangement fees of 6%.  The weighted average interest rate of loans outstanding was 28.54% (August 31, 2007 – 26.90%).  Interest incurred on the loans while the Company has use of the funds for corporate activities or while production entities are not active in preproduction and production is included in interest expense.

Included in the balance of production loans applied to corporate activities at November 30, 2007 is US$2,500,000 (Cdn$2,500,000) (August 31, 2007 - US$2,500,000 (Cdn$2,856,000)) in such preproduction loans denominated in United States dollars.  In the three months ended November 30, 2007, $192,000 (August 31, 2007, $1,180,000) of interest and arrangement fees were included in earnings.

(d)

Term loan for business acquisition

In connection with the acquisition of Castle Hill/Dream, the Company entered into an agreement with a financial institution to increase an existing loan facility to borrow an additional US$1,847,000 (Cdn$2,139,000) for the purpose of completing the financing of the purchase price.  At November 30, 2007, the balance outstanding is US$250,000 (Cdn$250,000), which is due December 15, 2009 and bears interest at the rate of LIBOR plus 2.75%.  The loan is secured by existing and future receivables of certain films.

(e)

Loan from related party

On January 19, 2008, the Company announced that the Interim Chief Executive Officer and the other Co-Chairman of the Board of Directors have agreed to provide the Company with a bridge loan for $2,650,000 to be used by the Company for general corporate purposes note 26(c)).  The funds were received on December 20, 2007 and January 2, 2008.  The bridge loan will bear interest at 12% per annum.  The bridge loan is due within one year from the time the loan is made.  The loan may be repaid in advance without penalty at the option of the Company.  No fees are payable by the Company in respect of the bridge loan.  The bridge loan is considered to be a loan from related parties.

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The financing arrangements are usually between the entity producing the film project and the lender. The production entity borrowing the funds may have periods of time when not all the funds borrowed are required for financing the costs of production. The Company may use such funds temporarily in its operating activities other than production of films and television programs and interest incurred on the loans, while the Company is not incurring pre-production and production costs, is included in expense.  Upon commencement of incurring product costs such loans are reclassified as production loans and interest thereafter is capitalized as part of the cost of production until the production is substantially completed and amortized as part of the investment in film and television asset any unused portion of these loans from the production entity for use in financing its operating activities. The Company repays the amounts used when the production entities requires funds to finance the costs of production. Interest and arrangement fees incurred on the loans while the Company has use of the funds are included in interest expense.

Production loans comprise the following:

	November 30 2007	August 31 2007

Bank and other financial institution loans (a)	40,400	28,241
Interim bridging loans (b)	8,614	2,228
Vendor financing arrangement (c)	161	239

	49,175	30,708

(a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and acquisition of film distribution rights. Repayments may be solely from cash flows, as they are collected from tax credits received for or the revenue of each film or from across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collateralized across a number of films.

Loans are made in United States dollars and Canadian dollars. Of the loans outstanding, US$15,813,000 (Cdn$15,813,000) (August 31, 2007 - US$6,814,000 (Cdn$7,197,000)) is denominated in United States dollars. The amount of loans may be based on committed advances and minimum guarantees receivable from distributors or broadcasters and expected tax credits.  In certain circumstances, another subsidiary of the Company may be the distributor and required to provide the minimum guaranteed fee.  Certain advances are made that are not supported by any distributor or broadcaster commitments or expected tax credits and provide the bank the right to draw from a cash collateral or control account.

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

All loans are due on demand with certain specified maturity dates.  In certain cases, the maturity dates coincide with the expected release date of the film or television program. Loans may be extended at a fee of ¾% to 1% of the outstanding balance.  All advances or minimum guarantees received from the distributors or broadcasters which do not represent funding for the production of the film or television programs are to be applied against the loans.  All loans supported by tax credits are due at the earlier of a specified date, the date that the tax credits are applied against taxes otherwise payable, the due date of the tax returns, upon receipt of the refundable tax credit or the date the tax credit claim is not accepted. The loans may be prepaid at any time.

For each loan, the Company has assigned to the lender all refundable tax credits and distributor and broadcaster advances and minimum guarantees, if applicable, and distributors fees to be received from the distribution of the film or television programs; provided the lender with a copyright mortgage on the respective film; and obtained a guarantee from Cangap (see (d) below), if applicable.

Loans from banks bear interest at rates ranging from the particular bank’s United States dollar base rate plus 1.5% to plus 3.25%. The Company has several loans outstanding from other institutions that bear interest at the rate of LIBOR plus 0.75% to plus 3.25%. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate minus 0.5% to plus 2%. The loans provide that interest may be capitalized to the cost of the loan to a maximum specified amount.  In addition, the Company pays the lenders certain arrangement fees for each loan.  As at November 30, 2007, the weighted average interest rate of the loans outstanding was 5.28% (August 31, 2007 – 5.89%).

During the period ended November 30, 2007, loans totalling $nil (August 31, 2007 - $4,404,000) became due and payable.  The terms were extended by negotiation to more closely match the collection of cash from the revenue source acting as security interest for these loans.  The extension period for these loans is less than one year.

During the period ended November 30, 2007, arrangement fees paid to banks and other financial institutions of $65,000 (August 31, 2007 - $164,000) were capitalized to film and television programming costs.

Historically, the Company undertook many of its film productions in conjunction with producers outside of Canada. The Company’s related production subsidiary is contingently liable for certain debts of the co-producer in the event of a default.

(b)

Interim bridging loans

Production subsidiaries of the Company, including wholly owned subsidiaries and consolidated VIEs, have entered into financing arrangement with various parties, on an interim basis prior to finalizing the financing for a film or television series. These funds generally are used to finance pre-production costs; however, during 2006 and 2007, the funds were used for other purposes as described in note 12(d).These interim bridge loans are repaid at the time production financing is arranged or within a specified period of time and are secured by the distribution and other rights to the film owned by the production subsidiary that was party to the loan documentation. The loans bear interest at a rate of 6% to 30% per annum. In addition, these loans generally are guaranteed by other non-production subsidiaries of the Company.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Of the loans outstanding, US$nil (August 31, 2007 - US$1,000,000 (Cdn$1,056,000)) is denominated in United States dollars. As at November 30, 2007, the weighted average interest rate of the loans outstanding was 5.62% (August 31, 2007 – 23.96%).  The terms of these loans are less than one year.

(c)

Vendor financing arrangement

One of the Company’s subsidiaries received an interest free loan of $161,000 from a provider of DVD replication services, pursuant to the trading arrangement with that service provider. The loan is secured by a general security agreement over the assets of that subsidiary. The loan is repaid by periodic payments calculated to be in proportion with the volume of DVDs replicated by the service provider. Any unpaid balance of the loan is due on February 22, 2009.  As at November 30, 2007, the effective interest rate was nil%.

(d)

Financing arrangements with a limited partnership

Certain lenders provide corporate and production loans to the Company that are required to be guaranteed or supported by collateral. The Company has entered into financing guarantee contracts with an unrelated Canadian limited partnership (Cangap) that provides guarantees for certain of the Company’s bank loans. These bank loans that are provided either to (i) the Company for the purpose of financing its minimum guarantee obligations related to film and television rights acquisitions, (ii) to consolidated production entities directly to fund production costs or (iii) directly or indirectly to the Company and its non-production entities to fund corporate activities .  Cangap receives from the Company or its subsidiaries a loan guarantee fee that ranges from 10% to 13% based on the initial amount of the loan guarantee.  Total fees incurred by the Company for the three months ended November 30, 2007 were $818,000 (2006 - $nil). Cangap’s guarantee is secured by certain distribution rights relating to each project and in certain instances cross-collateralized against multiple titles.

Interest expense

	Three Months Ended November 30 2007	Three Months Ended November 30 2006
		Restated
		(see note 3)

Bank credit facility	51	33
Corporate loans	928	366
Production loans	201	142
Film financing transaction (note 16)	264	255
Other	225	26
	1,669	822

Interest capitalized to film and television programming costs	608	97

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Loss on settlement of obligations

On October 24, 2006, the Company issued 71,318 common shares in settlement of $71,000 of Series I and II preference share dividends payable to a director and certain preferred shareholders.  The fair value of the shares issued to settle the liability was $84,000 based on the date of settlement, and therefore the Company recorded a loss on settlement of the dividends of $13,000.

Film financing transaction

During the year ended August 31, 2004, the Company entered into certain financing arrangements with two United Kingdom limited partnerships (the “limited partnerships”) with respect to two films. Under these arrangements, the Company received £9,522,000 (Cdn$22,554,000) in exchange for providing the limited partnerships with the master negative and a revenue guarantee relating to the distribution of the films. The Company obtained the worldwide rights to distribute the films for renewable 25-year terms. Pursuant to the arrangements, the Company is obligated to pay the limited partnerships £11,567,000 (Cdn$24,291,000) in April 2009 under that revenue guarantee.

As security for the full value of the obligation due in 2009, the Company was required to place on deposit with a financial institution the amount of £9,034,000 (Cdn$21,339,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit and the interest earned on it are restricted for use as security for the guarantee and cannot be used for any other purpose. At November 30, 2007, the amount of the deposit was £10,586,000 (Cdn$21,788,000) (August 31, 2007 - £10,455,000 (Cdn$22,272,000)). This deposit is included in restricted term deposits. The Company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate of 5%.

During the year ended August 31, 2004, the Company recorded the difference between the amount of cash received and the amount recorded as an obligation to the limited partnerships of £488,000 (Cdn$1,215,000) as a reduction in the Company’s carrying value of its investment in these two films.

During the three months ended November 30, 2007, interest income and interest expense of £131,000 (Cdn$264,000); 2006 - £126,000 (Cdn$255,000)) was included in the results of operations (note 14).

Capital stock

Shares

Authorized

Unlimited common shares without par value

Unlimited preference shares, issuable in series without par value

Each Series I and Series II preference share is convertible into one common share of the Company at any time. Each outstanding Series I and II preference share pays a 10% cumulative dividend quarterly.

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The Company may, at its option, at any time after July 29, 2009 redeem any or all outstanding Series I preference shares at an exercise price of US$0.46 per share and any or all outstanding Series II preference shares at an exercise price of US$0.50 per share.

(a)

Capital stock activity during the three months ended November 30, 2007 was as follows:

(i)

During the year ended August 31, 2004, the Company issued 3,489,814 common shares to PAPDC in consideration of PAPDC agreeing to assume an obligation to issue the common shares of the Company to lenders of the Company in settlement of an obligation.  The lenders converted their obligation for 3,146,125 common shares of the Company, and as a result the Company has 343,689 common shares held in escrow.  During the year ended August 31, 2006, the Company returned 121,000 shares to treasury, resulting in a balance of 222,689 shares held in escrow.

(ii)

On September 19, 2007, 10,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$5,000 (Cdn$5,500).  A balance of $10,000 representing a portion of the value associated with warrants was transferred from warrants.

(iii)

On October 10, 2007, 10,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$5,000 (Cdn$5,300).  A balance of $9,000 representing a portion of the value associated with warrants was transferred from warrants.

(iv)

On October 11, 2007, 223,000 common share warrants were exercised at a price of $1.21 per share for proceeds of $270,000.  A balance of $312,000 representing a portion of the value associated with warrants was transferred from warrants.

(v)

During the three months ended November 30, 2007, the Company issued 8,333 common shares for gross cash proceeds of $5,000 in connection with employee stock options that had been exercised.  A balance of $3,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

Issued

		Common	Preferred – Series I		Preferred – Series II
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Total amount

Balance – August 31, 2007	48,089,087	53,233	4,347,825	1,656	4,347,825	3,139	58,028

Issued for cash on exercise of common share warrants (note 17 (ii)(iii)(iv))	243,000	281	-	-	-	-	281
Transfer of warrant fair value on exercise of common share purchase warrants	-	331	-	-	-	-	331
Issuance for cash on exercise of stock options (note 17(v))	8,333	5	-	-	-	-	5
Allocation of contributed surplus on exercise of stock options (note 18)	-	3	-	-	-	-	3

Balance – November 30, 2007	48,340,420	53,853	4,347,825	1,656	4,347,825	3,139	58,648

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Excluded from the 48,340,420 share balance above are shares of the Company held in escrow of 222,689 (August 31, 2007 – 222,689), as described in note 17(a)(i).

(b)

Stock options

The Company has an employee stock option plan previously approved by the shareholders on February 8, 2006, which provides for the issuance of up to 20% of the outstanding common shares of the Company at any given time.  At November 30, 2007, the number of shares issuable upon the exercise of options pursuant to the stock option plan and any other share compensation arrangements is 8,315,286.  Stock options are granted with an exercise price in Canadian dollars at or above the market price for the Company’s common shares at the date of grant.   All of the stock options exercised for the periods ended November 30, 2007 and November 30, 2006, were granted with an exercise price at the market price at the date of grant.  The terms of the stock option plan allow the Company to grant stock options with an exercise period to a maximum of ten years.  All stock options granted have terms between one and three years and vest and become fully exercisable immediately, or up to a period of 37 months. The Company intends to issue new shares from treasury for any stock options exercised.  Certain individuals have a change of control provision contained in their stock option agreement pursuant to their employment agreement.

Stock option activity for the three months ended November 30, 2007 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at August 31, 2007	4,306,671	$1.36
Granted	2,120,000	$2.50
Exercised	(8,333)	$(0.63)
Forfeited	(602,500)	$(2.35)
Outstanding at November 30, 2007	5,815,838	$1.67

	November 30 2007	August 31 2007
Weighted average grant date fair value of options with exercise price issued at market	-	$0.80
Weighted average grant date fair value of options with exercise price issued above market	$0.82	$0.59
Total intrinsic value of options exercised	$14,000	$1,414,000
Weighted average remaining contractual life outstanding (in years)	2.12	2.12

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

At November 30, 2007, stock options by range of exercise price are as follows:

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.48 to $0.73	1,803,338	1.03	$0.60
$0.95 to $1.09	85,000	2.68	$0.96
$1.21 to $1.43	530,000	2.03	$1.32
$1.56 to $2.02	1,067,500	2.37	$1.89
$2.09 to $2.38	328,750	2.68	$2.25
$2.50 to $3.05	2,001,250	3.04	$2.93

At November 30, 2007, there were 1,780,000 stock options granted with an exercise price above market, a weighted average remaining contractual life of 2.78 and a weighted average exercise price of $2.50.

Information for vested and exercisable options as at November 30, 2007 and August 31, 2007 is as follows:

	November 30 2007	August 31 2007
Intrinsic value of options	$1,728,000	$1,867,000
Weighted average remaining contractual life (in years)	1.41	1.83
Number of options	3,155,841	1,805,562
Weighted average exercise price	0.91	0.97

As at November 30, 2007, the number of options vested or expected to vest in the future are 5,455,233 (August 31, 2007 – 4,021,303).  The intrinsic value of these options are $2,292,000 (August 31, 2007 - $3,120,139), the weighted average remaining contractual life is 1.95 (August 31, 2007 - 2.10 years) and the weighted average exercise price is $1.67 (August 31, 2007 - $1.33).

(c)

Stock-based compensation

The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model.  The range of the assumptions that were used for employee stock options granted during the three months ended November 30, 2007 were as follows: volatility, based on historical volatility of 74% to 101% (August 31, 2007 - 48% to 113%), risk-free interest rate of 4.21% to 4.35% (August 31, 2007 – 3.40% to 4.65%), which is based on the Bank of Canada published rates and expected life of 1.0 to 2.5 years (August 31, 2007 – 0.5 to 3.0 years), representing the period of time that options granted are expected to be outstanding.

The resulting compensation expense relating to stock options issued to employees and credited to contributed surplus during the three months ended November 30, 2007 amounted to $247,000 (2006 - $80,000) which is included in stock and warrant-based compensation costs on the consolidated statement of loss.  As at November 30, 2007, the Company had total compensation expenses relating to awards not yet recognized of $1,944,000 (August 31, 2007 - $777,000) with a weighted average period of 2.5 years (August 31, 2007 - 2.4 years).

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

For the three months ended November 30, 2007 and 2006, there were no income tax benefits for total stock-based compensation costs.

During the three months ended November 30, 2007, the Company recognized $nil (2006 - $39,000) related to common share purchase warrants (note 19), which is included in selling, general and administrative expense.

Total expense for stock and warrant-based compensation for the three months ended November 30, 2007 amounted to $247,000 (2006 - $119,000).

Subsequent to November 30, 2007, the Company granted 70,000 options to employees at an exercise price of $2.00 and cancelled 189,168 options ranging in price from $0.63 to $2.38.

Contributed surplus

Stock-based compensation to employees is recognized by the Company as an expense and contributed surplus.

The value attributed to the stock options exercised during the period in the amount of $3,000 (2006 - $nil) was transferred to the cost of the common shares.

Activity for contributed surplus for the three months ended November 30, 2007 is as follows in ($000’s):

Amount
As at August 31, 2007	3,759
Stock-based compensation	247
Exercise of stock options	(3)
As at November 30, 2007	4,003

Warrants

Series II Preference Share Purchase Warrants

Each Series I and Series II preference share is convertible into one common share of the Company at any time. Each outstanding Series I and II preference shares pays a 10% cumulative dividend quarterly.

(a)

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II preference share warrants.  Each warrant is convertible into one Series II preference share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The fair value of the warrants on issuance was $693,000.  The fair value of the warrants at August 31, 2006 was $963,000.  As at August 31, 2007 all warrants were exercised.

(b)

During the year ended August 31, 2007, 1,685,896 Series II preference share warrants were exercised at a price of US$0.50 per share for total proceeds of $930,000 (US$843,000).  An amount of $269,000

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(2006 - $424,000), representing the value of the Series II preference share warrants exercised during the year, was transferred to the cost of the issued Series II preference shares.

Common Share Purchase Warrants

(a)

On February 7, 2006, the Company issued 1,500,000 common share warrants to a firm of marketing and publicity consultants as partial compensation for future services.  Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of $368,000 (2006 - $469,000), was recorded as an expense and was estimated on the anniversary date of grant for the last 500,000 warrants that vested using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2 years, a risk-free rate of interest of 4.0%, and an expected volatility of 101.2%.

(b)

On June 7, 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with a private placement, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk-free rate of interest of 4.16%, and an expected volatility of 102.6%.

(c)

On June 8, 2007, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with a private placement, a warrant to purchase up to 400,000 common shares at an exercise price of $2.50 per share, exercisable until June 8, 2011. The fair value of $665,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk-free rate of interest of 4.65%, and an expected volatility of 94.48%.

(d)

During the three months ended November 30, 2007, 20,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of $US$11,000 (Cdn$11,000).  An amount of $19,000 (note 17(ii) and (iii)), representing the value of the common share purchase warrants exercised during the period ended November 30, 2007, was transferred to the cost of the issued common shares.

(e)

During the three months ended November 30, 2007, 223,000 common share warrants were exercised at a price of $1.21 per share for proceeds of $270,000.  An amount of $312,000 (note 17(iv)), representing the value of the common share purchase warrants exercised during the period ended November 30, 2007, was transferred to the cost of the issued common shares.

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Activity for warrants outstanding for the three months ended November 30, 2007 is as follows:

	Number of Shares	Value of Warrants
		($000’s)
	Common Share Purchase Warrants	Common Share Purchase Warrants	Total
As at August 31, 2007	1,044,000	1,292	1,292
Issued	-	-	-
Exercised	(243,000)	(331)	(331)
Expired	-	-	-
As at November 30, 2007	801,000	961	961

At November 30, 2007, the following warrants were outstanding to acquire common shares and Series II preference shares as follows:

		November 30 2007	August 31 2007
Expiry date	Exercise Price per share	Common	Common
February 7, 2009	US$0.54	355,000	375,000
June 7, 2010	Cdn$1.21	46,000	269,000
June 8, 2011	Cdn$2.50	400,000	400,000
		801,000	1,044,000

Financial Instruments

The estimated fair values of financial instruments as at November 30, 2007 are based on relevant market prices and information available at the time.

The carrying value of cash and cash equivalents, bank indebtedness, deposits, restricted cash, restricted term deposits and revenue guarantee obligations approximates their fair value given their short-term nature.  The carrying values of accounts receivable and other amounts due approximate their fair value based on discounting future cash flows using rates currently available for similar instruments.

The carrying values of the bank credit facility, business acquisition payable, corporate loans and production loans approximate their fair value since their interest rates are comparable to market rates.

The fair value of accounts payable and accrued liabilities approximate their carrying value as there are no set terms of repayment.

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Earnings (loss) per common share

Earnings (loss) per common share is calculated as follows:

(amounts in thousands of dollars, except weighted average number of shares)	Three Months Ended November 30 2007	Three Months Ended November 30 2006 Restated (see note 3)
(a) Basic net loss per share Numerator:
Net loss for the period	(1,125)	(373)
Less: preference share dividends	(81)	(100)

Net loss attributable to shareholders	(1,206)	(473)
Denominator:
Weighted average number of common shares outstanding	48,227	31,004

Basic net loss per share	(0.03)	(0.02)

(b) Diluted net loss per share Numerator:
Net loss attributable to shareholders	(1,206)	(473)
Add: preference share dividends	-	-

	(1,206)	(473)
Denominator:
Weighted average number of common shares outstanding	48,227	31,004

	48,227	31,004

Diluted net loss per share	(0.03)	(0.02)

For the three months ended November 30, 2007 and 2006, the effects of potentially dilutive Series I and II preference shares and Series II preference share warrants, stock options, contingently issuable shares, and other warrants (note 19) were excluded from the calculation of diluted (loss) earnings per share, as they are anti-dilutive to the basic loss per common share.

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Changes in non-cash operating working capital

	Three Months Ended November 30 2007	Three Months Ended November 30 2006
		Restated
		(see note 3)

Accounts receivables and other amounts due	(14,168)	(2,255)
Inventory	(684)	(561)
Prepaid expenses and deposits	(240)	(221)
Other assets	-	(502)
Accounts payable and accrued liabilities	(82)	5,820
Loan interest payable	667	(27)
Deferred revenue	1,182	1,856

	(13,325)	4,110

Non-cash transactions

	Three Months Ended November 30 2007	Three Months Ended November 30 2006
Fair value of warrants attributed to issuance of Series II preference shares and common shares	-	164
Issuance of common shares on settlement of obligations	-	71

Commitments and contingencies

(a)

Loan guarantees

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the “co-producer”) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At November 30, 2007, the total amount of such unpaid loans was approximately $95,000 (August 31, 2007 - $101,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(b)

Film distribution rights commitment

At November 30, 2007, the Company had commitments of $13,316,000 (August 31, 2007 - $11,475,000) with respect to the acquisition of film distribution rights to 10 films, which will be delivered to the Company during the year ending August 31, 2008. These payments are required to be made at the date of delivery of the respective films, which is expected to be no later than August 31, 2008.  In addition, payment related to one television series with a film distribution rights commitment of $4,517,000 is due during the year ending August 31, 2008.

(c)

Legal claims

On November 5, 2007, Gary Howsam, the Company’s former Chief Executive Officer was arrested in connection with a U.S. federal investigation into certain transactions between Comerica Bank of California and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  Mr. Howsam was placed on administrative leave pending the outcome of the investigation following his arrest.  On November 23, 2007, Mr. Howsam voluntarily resigned as a director and as Chief Executive Officer.   The Company and its subsidiaries are not a party to these proceedings.

In June, 2004 the Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action brought by Comerica in connection with the allegations for which Mr. Howsam, our former Chief Executive Officer, was arrested. The Company believes that this claim asserted against the Company’s subsidiary is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc.  The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.  The claim is subject to arbitration which has been stayed pending the outcome of the criminal allegations against Mr. Howsam.

(d)

Operating lease commitments

The Company is committed to certain operating lease payments for premises. The total rent expense for the period ended November 30, 2007 was $204,000 (August 31, 2007 - $617,000).  The total annual rental commitments are as follows:

2008	476
2009	801
2010	824
2011	795
2012	734

3,630

(26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Segmented information

The Company manages and reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment, representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition, production and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content. The Home Entertainment segment distributes video cassettes, DVDs and ancillary merchandise in Canada and the United States.

Management focuses on and measures the results of operations based on loss before the undernoted and other amortization as presented in the consolidated statement of earnings (loss). Segment earnings (loss) before the undernoted is defined as segment revenues less segment direct costs and segment selling, general and administrative expenses. Selling, general and administrative expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included in corporate activities.  Stock and warrant-based compensation costs are also included in corporate activities.

	Three Months Ended November 30 2007	Three Months Ended November 30 2006
		Restated
		(see note 3)

Revenue
Motion Picture	2,150	4,460
Television	4,028	1,185
Home Entertainment	10,993	5,685
	17,171	11,330

Segment earnings (loss) before the undernoted
Motion Picture	(507)	496
Television	561	88
Home Entertainment	1,559	834
Corporate	(1,728)	(701)
	(115)	717

(27)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

	November 30 2007	August 31 2007
Total Assets
Motion Picture	69,310	66,735
Television	54,450	45,906
Home Entertainment	38,357	30,576
Corporate	4,140	6,990
	166,257	150,207

Management does not focus on total assets by operating segment.  Segmented earnings (loss) before the undernoted includes amortization on investment in film and television programming, amortization of property and equipment and amortization of intangible assets.

Goodwill

Motion Picture	-	-
Television	6,608	6,905
Home Entertainment	10,356	10,657
	16,964	17,562

Revenue by geographic location is based on the location of customers as follows:

	Three Months Ended November 30 2007	Three Months Ended November 30 2006
Revenue
Canada	10,537	7,656
United States	6,223	30
United Kingdom	-	1,235
Japan	-	620
Other foreign	411	1,789

	17,171	11,330

The location of the customer is not necessarily the same geographical area as the location of film rights purchased by those customers.

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

(28)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(a)

During the three months ended November 30, 2007, the Company paid $80,000 (2006 - $47,000) to a company controlled by a shareholder, former director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

(b)

As at November 30, 2007, included in production loans was $nil (2006 - $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan was repaid in June 2007.  Interest on the loan was $nil (2006 - $nil).

(c)

On January 19, 2008, the Company announced that the Interim Chief Executive Officer and the other Co-Chairman of the Board of Directors have agreed to provide the Company with a bridge loan for $2,650,000 to be used by the Company for general corporate purposes.  The funds were received on December 20, 2007 and January 2, 2008.  The bridge loan will bear interest at 12% per annum.  The bridge loan is due within one year from the time the loan is made.  The loan may be repaid in advance without penalty at the option of the Company.  No fees are payable by the Company in respect of the bridge loan.  The bridge loan is considered to be a loan from related parties.

Other related party transactions and balances have been described elsewhere in these consolidated financial statements.

Subsequent events

On January 7, 2008, the remaining shareholder exercised the put option requiring the Company to acquire the remaining 59.99% of the outstanding shares of Dufferin Gate.  Pursuant to the exercise of the put option agreement, the Company purchased all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for $3,239,000, consisting of cash consideration of $2,639,000 and 393,781 common shares of the Company valued at $600,000.  The fair value of the common shares issued of $1.52 per share was based on Canadian exchange stock price quotation and was based on the date the put option was exercised.  In addition, on January 10, 2008, the Company released $2,190,000 from an interest bearing escrow account.

(29)